Exhibit 99.1

FOR IMMEDIATE RELEASE

Gold Royalty and Ely Gold Complete Combination TO CREATE A leading Growth AND americas-focused Precious Metals royalty company

Vancouver, British Columbia – August 23, 2021 – Gold Royalty Corp. (“GRC”) (NYSE American: GROY) and Ely Gold Royalties Inc. (“Ely Gold”) (TSX-V: ELY, OTCQX: ELYGF) are pleased to announce the completion of the previously announced business combination between GRC and Ely Gold (the “Transaction”) by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”).

David Garofalo, CEO, President and Chairman of GRC, stated: “We are delighted to have completed our acquisition of Ely Gold, which is an important milestone as we execute our business strategy since our IPO in March 2021. With four producing royalties, 57 royalties on development stage assets and 45 royalties on exploration stage assets, the acquisition of Ely Gold creates a leading Americas-focused precious metals royalty company. The added scale, diversification, cash flow and access to capital provided by this transformative transaction well positions us to further execute on our strategy and become a leading consolidator in the royalty space. As this transaction demonstrates, we remain focused on opportunities to create shareholder value and will continue to identify and evaluate attractive acquisition opportunities that are consistent with our core strategy.”

Trey Wasser, CEO, President and Director of Ely Gold, who has joined GRC’s board of directors, commented: “I would like to thank the Ely Gold shareholders for their ongoing support. I am very proud of the Ely Gold team and what we accomplished. Over the past several weeks, I have had the opportunity to work closely with the GRC team and remain impressed with the depth of their capabilities and their commitment to building a peer-leading precious metals royalty company. I look forward to joining GRC’s board and working with its management team to build on the solid foundation created through the combination of our companies.”

Jerry Baughman, President of Nevada Select, a subsidiary of Ely Gold, commented, “The combined company has a peer-leading royalty portfolio and is uniquely positioned to identify, originate and execute on additional royalty purchases. Over 100 royalties or properties acquired by GRC under the Transaction were staked, or purchased, under my supervision and I look forward to continuing to utilize my network throughout Nevada to drive the continued growth of the GRC royalty portfolio. I think very highly of the GRC team and look forward to what we can accomplish together.”

Addition to GRC’s Board of Directors

In connection with completion of the Transaction, Trey Wasser was appointed to the board of directors of GRC.

The Transaction

Pursuant to the Transaction, GRC acquired all of the issued and outstanding Ely Gold common shares (the “Ely Shares”). As a result, Ely Gold has become an indirect wholly-owned subsidiary of GRC. After pro-rationing and adjustments in accordance with the Arrangement, each Ely Share was acquired by GRC in exchange for 0.2450 of a GRC common share (a “GRC Share”), plus $0.0001 for Ely Gold shareholders who elected, or were deemed to have elected to receive the share alternative under the Arrangement; and 0.099166 of a GRC Share, plus $0.869053 for Ely Gold shareholders who elected to receive the cash alternative under the Arrangement.

Further information regarding the Arrangement is included in the management information circular of Ely Gold dated July 20, 2021, a copy of which is available under Ely Gold’s profile at www.sedar.com.

The consideration paid by GRC on closing of the Transaction consisted of an aggregate of 30,902,176 GRC Shares and $84,008,748 in cash. Pursuant to the Arrangement, each of the 15,946,732 warrants to purchase Ely Shares (an “Ely Warrant”) that were outstanding immediately prior to the effective time represent the right to acquire, on valid exercise thereof (including payment of the applicable exercise price), 0.2450 of a GRC Share plus $0.0001.

The Ely Shares will be delisted from the TSX Venture Exchange as soon as practicable. An application will be made for Ely Gold to cease to be a reporting issuer under applicable Canadian securities laws and to otherwise terminate Ely Gold’s public reporting requirements.

Former Ely Gold shareholders that held their Ely Shares in registered form may contact AST Trust Company (Canada) by dialing 1-800-387-0825 (within and outside North America) with any questions regarding the receipt of consideration under the Arrangement. Ely Gold shareholders that own their Ely Shares through a broker or other intermediary should contact such broker or other intermediary regarding their receipt of consideration under the Arrangement.

Pursuant to the Arrangement, the Ely Shares were ultimately acquired by 1310560 B.C. Ltd., a wholly-owned subsidiary of GRC, which will amalgamate with Ely Gold, with Ely Gold being the surviving entity thereunder.

Advisors and Counsel

BMO Capital Markets acted as financial advisor to GRC and Haywood Securities Inc. acted as financial advisor to the GRC Board of Directors in connection with the transaction. Sangra Moller LLP acted as GRC’s Canadian legal advisor and Haynes & Boone LLP and Holland & Hart LLP acted as GRC’s U.S. legal advisors.

Laurentian Bank Securities Inc. acted as financial advisor to Ely Gold in connection with the transaction. Dentons acted as legal advisor to Ely Gold and Cassels Brock & Blackwell LLP acted as legal advisor to the Special Committee in connection with the transaction.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. GRC’s diversified portfolio consists principally of net smelter return royalties on gold properties located in the Americas.

Additional Information

For additional information regarding GRC, please contact:

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Early Warning Report

GRC will file an early warning report in respect of its acquisition of all of the outstanding Ely Shares pursuant to Canadian National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues. A copy of such report will be filed under Ely Gold’s profile at www.sedar.com.

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”) and involve known and unknown risks, uncertainties and other factors that may cause GRC’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Such forward-looking statements, including but not limited to statements relating to: the benefits and effects of the completion of the Arrangement and GRC’s business plans and strategies, involve risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors, include, among other things, any inability of the operators of the properties underlying GRC’s or Ely’s royalty interests, including those to be acquired, to execute proposed plans for such properties, risks related to such operators or the exploration, development and mining operations of the properties underlying GRC’s and Ely’s royalty interests; general; the influence of macroeconomic developments as well as the impact of and the responses of relevant governments to the COVID-19 pandemic and the effectiveness of such responses; any inability of GRC to carry out its growth plans and other factors set forth in GRC’s publicly filed documents under its profiles at www.sedar.com and www.sec.gov. Although GRC has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. GRC does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.